

Mail Stop 7010   April 16 2008

Qin Long
Chief Executive Officer
Rub A Dub Soap, Inc.
No. 177 Chengyang Section
308 National Highway
Danshan Industrial Area
Qingdao, China 266109

> **Re: Rub A Dub Soap, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 7, 2008**
> **File No. 000-52142**

Dear Mr. Long:

We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you took action to change your name as a result of the reverse acquisition transaction with Zhongsen International Company Group Limited. Pursuant to Note A of Schedule 14A, you should therefore amend your information statement to include the disclosure required by Item 14 of that schedule since shareholders will not have a separate opportunity to vote on this transaction. See Note A to Schedule 14A and Item 1 to Schedule 14C.

2. We note that you have not yet responded to the staff's comments issued on March 17,

2008 regarding your Current Report on Form 8-K, dated November 14, 2007. Please respond to these comments as soon as possible.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Kane at (202) 551-3235 or Craig Slivka at (202) 551-3729 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Scott Kline, Esq.
        Thelen Reid Brown Raysman & Steiner LLP
        101 Second Street, Suite 1800
        San Francisco, California 94105